EXHIBIT 16.2

June 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

We have read the section entitled “Change of Independent Registered Public Accounting Firm” included in the Current Report on Form 6-K dated September 19, 2012, of FreeSeas Inc. and are in agreement with the statements contained in the first and second paragraphs of page 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in the last paragraph of page 2 or in the third paragraph on page 3 of the above referenced filing.

/s/ Ernst & Young